Filed by Aetna Inc.

 Pursuant to Rule 425 of the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

The following is an excerpt of a transcript from an Aetna town hall:

AETNA

Aetna International Town Hall

[ 00:00:06 ]	RICHARD DI BENEDETTO

Before I go to that, I know, I know a lot of you, when I met you in the corridors, or in the office, or by phone, said yes, what’s going to happen at CVS, and International, yeah? 00:00:46 So, let me recap. End of last year, now the two board of CVS and Aetna agreed for the acquisition of Aetna by CVS. But this deal is signed, but not closed. Because this deal will need several of the step of approval, with the IT’s all shareholder’s approval, and IT’s regulatory approval in different market in the US. Also, IT’s Department of Justice approval also in the US, and some other regulatory approval around the world. 00:01:22 So, it is not forecast to close before second half of 2018. Number one. Number two, until that transaction close, we operate as two separate companies. Absolutely two separate companies. It is business as usual, if I may summarize it. What we can do, in the meantime, is to do some, what we call, transition planning. Planning, I use the word of planning. 00:01:58 And that’s why, maybe you have noticed, that for Aetna, Rick Jelinek is going to lead the, the transition team. Rick is part of Mark’s staff. He’s head of strategy, and he leads the transition. And there’s a team that is mainly composed of domestic Aetna people, that are going to be part of this transition. And from the CVS side, it is the same. And the transition team is going to look at the operating model, you know, how can we deliver more value for our customers. 00:02:29 Because this integration is a vertical integration, that fits perfectly well to what Mark has described in terms of his strategy for years, and years, and years. How to provide directly to consumer a better health experience, more personalized, more convenient, at better affordable cost, yeah. And that is why we are all excited about that.

[ 00:02:56 ]	RICHARD DI BENEDETTO

So, what does it mean for our International? We will see, okay. But I am here. I’m not going anywhere. Okay, don’t cry. But, but I had part of this transition discussion. I had, was privileged to meet, last month or two weeks ago, to meet Larry Merlo. Larry Merlo is president and CEO of CVS, and he should be the – also and he would be, I guess, the president and CEO of the combined entities, yeah. 00:03:30 And I spent an hour and a half, which is pretty long time when you’re on one to one with a big CEO, okay, talking about you. Because International is you. It’s nobody else, yeah. Talking about you, what you do, what you deliver, and what’s, what’s, what’s our strategy. So, I talked about, you know, how we started from the traditional ex-pat market. How we have expand, looking towards more global mobile. 00:04:02 How we have been adding more healthcare capabilities, how we want to drive more virtual health to guide the membership, the member journey to any healthcare journey. And how we want to enter also local market, like we do in Canada or like we do in Thailand now. Because by being in local market also, you know, you can serve border populations, but also in some geographies, you can meet some un, unrealized need for, for our customers. 00:04:34 And I said, you know, ultimately, maybe we will have also some primary care centers, like your Minute Clinic. You know, because, you know, sometimes a member needs to be seen by a physician, whether it is a nurse physically, or whether it is a doctor, and, and you have like 1,100 Minute Clinics. So, I think this is a great model. And he told me, yeah, it’s fantastic, because I want to do the reverse. I have my 1,100 Minute Clinic that I want to expand. But I want also to move upstream on the care journey, so more health management, so virtual health. 00:05:06 And through insurance offering. It was an extremely positive discussion, extremely positive. I left, and I said, it could not have gone better. It was very positive about the quality of the dialogue, about the passion he has. It’s a genuine interest about International. CVS has a very small international footprint. They have been, they bought around 40 pharmacy clinic centers, in Brazil about 3 or 4 years ago. 00:05:37 And then they have been very focused on the, on doing some Minute Clinic expansion in the US. But he told me, for me, International is not an if, yeah. It’s when. And you say, now if and when, we join with Aetna together, I have a platform. I have a platform for where I can build of, yeah. So, I’m really, I’m really excited about the dialogue that we have. We’re going to learn more from the transition team in the coming months or weeks. 00:06:10 So, watch, watch – keep, keep, keep watching on the news, how the operating model is going, is going to, to be setup. And what does it mean for International? But I am very, I am really positive about how CVS is looking at this vertical integration, about the capabilities. As I said, you know, what type of capabilities we have we could bring to International. And we’re going towards that, that transition phase. 00:06:38 So, in between, until the deal is closed, business as usual. If, for any reason, it should not happen, someone from CVS reach out to you, should not happen because again, they don’t have an international presence, but it can happen in the US, know you have to escalate to me or to the integration team, and they will handle any specific request that the CVS team may, may have. So, very positive. I’m really excited, and I think this is going to be, even a journey for us to accelerate growth. 00:07:08 And even more important, to add more capabilities in the market we serve, yeah. Clear? Good.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 5, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018.  The registration statement includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form.  The registration statement is not yet effective.  INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938.  Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna.  This communication may contain forward-looking statements within the meaning of the

Reform Act.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control.  In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein.  None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna.  Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to:  the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations.  These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction.  Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.